UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number:  333-26227-01

Golden State Petro (IOM I-A) PLC
(Translation of registrant’s name into English)

15-19 Athol Street, Douglas, Isle of Man IM1 1LB
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 13 2008, the Board of Directors (the “Board”) of Golden State Petro (IOM I-A) PLC (the “Company”) approved the engagement of PricewaterhouseCoopers AS (“PricewaterhouseCoopers”) as the Company’s independent registered public accounting firm for the year ending December 31, 2008.  The Board determined not to renew the engagement of Grant Thornton LLP (“Grant Thornton”), the Company’s independent registered public accounting firm for the year ending December 31, 2007.  The Board determined to engage PricewaterhouseCoopers in order to realize economies and efficiencies, since PricewaterhouseCoopers acts as the independent registered public accounting firm for Frontline Ltd., the ultimate parent of the Company, and other companies connected with the Company.

The reports of Grant Thornton on the financial statements of the Company as of December 31, 2007 and 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2007 and 2006, and through the period ended August 13, 2008, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter of such disagreements in their reports.

The Company has provided Grant Thornton with a copy of this report.

The Company engaged PricewaterhouseCoopers as its new independent registered public accounting firm as of August 13, 2008.  During the Company’s two most recent fiscal years neither the Company nor anyone on its behalf has consulted with PricewaterhouseCoopers regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided by PricewaterhouseCoopers that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        GOLDEN STATE PETRO (IOM I-A) PLC
        (registrant)

Dated: August 15, 2008	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Director